Exhibit 99.3

NICE Recognizes 2018 PSAPs’ Finest Award Winners at
APCO 2018 Conference

NICE announces the recipients of its 2018 PSAPs’ Finest Awards, a recognition program for emergency communications professionals, now in its 13th year

Hoboken, N.J., August 6, 2018 – NICE (Nasdaq: NICE) will recognize the recipients of its 2018 PSAPs’ Finest Awards today in a special ceremony in Booth #529 at the APCO 2018 Annual Conference & Expo in Las Vegas, Nevada. The PSAPs’ Finest awards is a long-standing Public Safety recognition program sponsored by NICE. Awards are presented annually to winners in seven categories: Director, Line Supervisor, Technician, Trainer,  Telecommunicator, Innovator and PSAP of the Year.

Over the last thirteen years that the program has been in existence, it has continued to expand and grow, with dozens of individuals receiving awards. Winners are selected by an independent panel of volunteer judges from the 9-1-1 community, who evaluate nominees based on their accomplishments, skills and service to community.

“With this year being the 50th anniversary of 9-1-1, we are especially honored and humbled to recognize eight outstanding individuals and PSAPs who model the mission of 9-1-1 every day,” said Chris Wooten, Executive Vice President, NICE.  “Much has changed in emergency communications over the last five decades, but it’s abundantly clear from this group that the commitment and dedication of those who work in 9-1-1 is as steadfast as ever.”

Below are this year’s PSAPs’ Finest award recipients:
•	PSAP of the Year - Las Vegas Metropolitan Police Department Communication Bureau;
•	Director of the Year - Liane Scharnott, Communications Center Director, Bayside Communications Center, Bayside, WI;
•	Line Supervisor of the Year - Elli D. Childs, 911 Public Safety Supervisor 2, Pinellas County Regional 911, Largo, FL;
•	Technician of the Year - Brad Coffey. Section Chief – Infrastructure Support. Missouri State Highway Patrol, Jefferson City, MO;
•	Telecommunicator of the Year - Ryan Culver, Telecommunicator, Ottawa County Central Dispatch Authority, West Olive, MI;
•	Innovator of the Year - Shawn Shear, ENP, Communications Center Manager, Thornton 9-1-1 Emergency Communications Center, Thornton, CO;
•
Trainer of the Year (two-way tie) - John Halaychik III, Professional Development Coordinator, Tompkins County Department of Emergency Response, Ithaca, NY (and) Sandy Swartz, Emergency Complaint Writer, St. Petersburg Police Department, St. Petersburg, FL.

The PSAPs’ Finest Awards Program is made possible by 9-1-1 professionals who volunteer their time to serve as judges, who had this to say about their work honoring emergency communications professionals.

Anthony Castillo, ENP, Manager, Emergency Communications, City of Norfolk, VA: “It has truly been my honor sitting on the panel for NICE’s 2018 PSAP’s Finest Awards. The ‘hero’s work’ these dedicated men and women do every day is nothing short of outstanding. The award submissions we review make it difficult to select only one person or agency. Congratulation to those selected and nominated! Truly hero’s all!”

Shinar Haynes, Executive Director, Tarrant County 9-1-1 District (Fort Worth, TX): “Although they’re a vital link in the public safety cycle, 9-1-1 professionals are not often recognized for their hard work, dedication, and selflessness. Still, these ‘heroes under the headset’ deal with everyone’s worst day, hour, or moment, while helping keep first responders safe. The PSAPs’ Finest nominations reflected this self-sacrificing spirit while also highlighting the importance of leadership, technology and training.”

Alphonso Dale, IT Project Manager, Information Technology Division, City of Newport News, VA: “I am extremely honored to be part of the selection panel for the 2018 PSAPs’ Finest Awards to honor emergency communications professionals and the behind-the-scenes work that goes on in Public Safety. This year’s selection process was very difficult as each nominee brought unique qualities to the profession.”

Daniel R. Koenig, ENP, 9-1-1 Planning Coordinator, Palm Beach (FL) County Public Safety Department 9-1-1 Technical Services: “I was very honored to be on the selection committee. 9-1-1 professionals are the first access point for the public into the emergency services system. The initial contact often sets the tone for incidents and communications personnel often go unnoticed for the vital role they play.”

Nominations for the 2019 PSAPs’ Finest Awards will open in January 2019. More information can be obtained on the PSAPs’ Finest website or by emailing PSInfo@NICE.com.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4425, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.